NewsBeat Social, Inc.

3123 NW Industrial Street

Portland, OR 97210

July 8, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Anne Nguyen Parker, Assistant Director

Re:	NewsBeat Social, Inc.

Offering Statement on Form 1-A

File No. 024-10529

Dear Ms. Parker:

On behalf of NewsBeat Social, Inc. (the “Company”), I hereby request that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A, as amended, so that it may be qualified by 4:00 P.M. Eastern Time on July 11, 2016, or as soon thereafter as is practicable.

Please note that the Company acknowledges the following:

•	should the Commission or the staff (the “Staff”), acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and/or the qualification of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stanley W. Fields

Stanley W. Fields

Chief Executive Officer